August 14, 2025

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W 700 S., Suite 101
Woods Cross, UT 84087

       Re: Sky Quarry Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-42296
Dear David Sealock:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 1A. Risk Factors, page 12

1. Please add a risk factor to highlight your goodwill may be at risk of impairment. Your disclosure should address the adverse factors evaluated as part of your qualitative assessment of goodwill and the impact of the failure to attain the expected key factors discussed on pages 34 and 35.
 August 14, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation